Rule 424(b)(3)
                                                                  No. 33-78790

                      CNL AMERICAN PROPERTIES FUND, INC.

      This Supplement is part of, and should be read in conjunction with, the Prospectus dated April 26, 1996 and the Prospectus Supplement dated October 18, 1996. This Supplement replaces the Supplement dated October 23, 1996. Capitalized terms used in this Supplement have the same meaning as in the Prospectus unless otherwise stated herein.

      Information as to proposed properties for which the Company has received initial commitments and as to the number and types of Properties acquired by the Company is presented as of November 5, 1996, and all references to commitments or Property acquisitions should be read in that context. Proposed properties for which the Company receives initial commitments, as well as property acquisitions that occur after November 5, 1996, will be reported in a subsequent Supplement.

                                 THE OFFERING

      As of November 5, 1996, the Company had received aggregate subscription proceeds of $116,118,580 (11,611,858 Shares) from 6,293 stockholders, including $391,348 (39,135 Shares) issued pursuant to the Reinvestment Plan. As of November 5, 1996, the Company had invested or committed for investment approximately $81,128,000 of such proceeds in 84 Properties (including one Property through a joint venture arrangement which consists of land and building, seven Properties which consist of building only, 33 Properties which consist of land only and 43 Properties which consist of land and building), in providing mortgage financing to the tenants of the 33 Properties consisting of land only and to pay Acquisition Fees and Acquisition Expenses, leaving approximately $21,500,000 in offering proceeds available for investment in Properties and Mortgage Loans. As of November 5, 1996, the Company had incurred $5,225,336 in Acquisition Fees to the Advisor.

                              SUBSEQUENT OFFERING

      On November 1, 1996, the Company filed a registration statement with the Securities and Exchange Commission in connection with the proposed sale by the Company of up to 27,500,000 shares of common stock in a public offering (the "Subsequent Offering") expected to commence immediately following the termination of this offering. Of the 27,500,000 shares of common stock to be offered, 2,500,000 will be available only to stockholders purchasing through the Reinvestment Plan. Until such time, if any, as the stockholders approve an increase in the number of authorized shares of Common Stock of the Company, the subsequent offering will be limited to 4,800,000 shares. The Board of Directors expects to submit, for a vote of the stockholders at a meeting expected to be held in March of 1997, a resolution to increase the number of authorized shares of Common Stock of the Company from 20,000,000 to 75,000,000. The price per share and the other terms of the Subsequent Offering, including the percentage of gross proceeds payable to the Managing Dealer for selling commissions and expenses in connection with the offering, payable to the Advisor for Acquisition Fees and Acquisition Expenses and reimbursable to the Advisor for Organizational and Offering Expenses, will be the same as those for this offering. Net proceeds from the Subsequent Offering will be invested in additional Properties and Mortgage Loans. Management believes that the increase in the amount of assets of the Company that will result from the Subsequent Offering will also increase the diversification of the Company's assets and the likelihood of Listing, although there is no assurance that Listing will occur.

                             REDEMPTION OF SHARES

      The Company will not redeem any Shares during any period in which the Company is making a public offering.


November 12, 1996                              Prospectus Dated April 26, 1996




                                   BUSINESS

PROPERTY ACQUISITIONS

      Between October 4, 1996 and November 5, 1996, the Company acquired one Property, consisting of building only. The Property is a Wendy's Property (in San Diego, California). For information regarding the 83 Properties acquired by the Company prior to October 4, 1996, see the Prospectus dated April 26, 1996, and the Prospectus Supplement dated October 18, 1996.

      In connection with the purchase of the Wendy's Property in San Diego, California, which is building only, the Company, as lessor, entered into a long-term lease agreement with an unaffiliated lessee. The general terms of the lease agreement are described in the section of the Prospectus entitled "Business - Description of Property Leases." In connection with the purchase of this Property, which is to be constructed, the Company has entered into development and indemnification and put agreements with the lessee. The general terms of these agreements are described in the section of the Prospectus entitled "Business - Site Selection and Acquisition of Properties - Construction and Renovation." In connection with this acquisition, the Company has also entered into a tri-party agreement with the lessee and the landlord of the land. The tri-party agreement provides that the ground lessee is responsible for all obligations under the ground lease and provides certain rights to the Company relating to the maintenance of its interest in the building in the event of a default by the lessee under the terms of the ground lease.

      As of November 5, 1996, the Company had initial commitments to acquire nine properties, including seven properties which consist of land and building and two properties which consist of land only. The acquisition of each of these properties is subject to the fulfillment of certain conditions, including, but not limited to, a satisfactory environmental survey and property appraisal. There can be no assurance that any or all of the conditions will be satisfied or, if satisfied, that one or more of these properties will be acquired by the Company. If acquired, the leases of all nine of these properties are expected to be entered into on substantially the same terms described in the section of the Prospectus entitled "Business - Description of Property Leases," except as described below.

      In connection with the two Pizza Hut properties, the Company anticipates acquiring the land and leasing it to the tenant, Castle Hill Holdings VII, L.L.C. ("Castle Hill"), pursuant to a master lease agreement for these two properties. The tenant is expected to own the buildings for these two Pizza Hut properties. In connection therewith, the Company anticipates providing mortgage financing to the tenant which will be collateralized by the building improvements. If the mortgage note is executed, it is expected to be executed under substantially the same terms described in the section of the Prospectus entitled "Business - Mortgage Loans."

      Set forth below are summarized terms expected to apply to the leases for each of the properties. More detailed information relating to a property and its related lease will be provided at such time, if any, as the property is acquired.



                             Lease Term and
Property                     Renewal Options         Minimum Annual Rent        Percentage Rent       Option to Purchase
--------                     ---------------         -------------------        ---------------       ------------------
Boston Market           15 years; five five-year   10.38% of Total Cost      for each lease year     at any time after
Atlanta, GA             renewal options            (1); increases by 10%     after the fifth lease   the fifth lease
Restaurant to be                                   after the fifth lease     year, (i) 5% of         year
constructed                                        year and after every      annual gross sales
                                                   five years thereafter     minus (ii) the
                                                   during the lease term     minimum annual rent
                                                                             for such lease year

Burger King             20 years; two five-year    11% of Total Cost (1)     for each lease year,    None
Chattanooga, TN (#1)    renewal options                                      (i) 8.5% of annual
Restaurant to be                                                             gross sales minus
constructed                                                                  (ii) the minimum
                                                                             annual rent for such
                                                                             lease year

Jack in the Box         18 years; four five-year   10.75% of Total Cost      for each lease year,    at any time after
Humble, TX              renewal options            (1); increases by 8%      (i) 5% of annual        the seventh lease
Restaurant to be                                   after the fifth lease     gross sales minus       year
constructed                                        year and by 10% after     (ii) the minimum
                                                   every five years          annual rent for such
                                                   thereafter during the     lease year
                                                   lease term

Shoney's                20 years; two five-year    11.75% of Total Cost      for each lease year,    at any time after
Fort Myers, FL          renewal options            (1); increases by 10%     (i) 6% of annual        the seventh lease
Restaurant to be                                   after the fifth lease     gross sales minus       year
constructed                                        year and after every      (ii) the minimum
                                                   five years thereafter     annual rent for such
                                                   during the lease term     lease year

Pizza Hut (2)(3)        20 years; two ten-year     11% of the Company's      None                    at any time after
Bowling Green, OH       renewal options            total cost to purchase                            the seventh year
Land only                                          the land; increases by
                                                   10% after the fifth
                                                   and tenth lease years
                                                   and 12% after the
                                                   fifteenth lease year
                                                   (4)

Pizza Hut (2)(3)        20 years; two ten-year     11% of the Company's      None                    at any time after
Toledo, OH              renewal options            total cost to purchase                            the seventh year
Land only                                          the land; increases by
                                                   10% after the fifth
                                                   and tenth lease years
                                                   and 12% after the
                                                   fifteenth lease year
                                                   (4)

Burger King             20 years; two five-year    11% of Total Cost (1)     for each lease year,    None
Chattanooga, TN (#2)    renewal options                                      (i) 8.5% of annual
Restaurant to be                                                             gross sales minus
renovated                                                                    (ii) the minimum
                                                                             annual rent for such
                                                                             lease year

Golden Corral           20 years; two five-year    11.25% of Total Cost      for each lease year,    at any time after
East Lake, OH           renewal options            (1); increases by 10%     (i) 5% of annual        the seventh lease
Restaurant to be                                   after the fifth lease     gross sales minus       year
constructed                                        year and after every      (ii) the minimum
                                                   five years thereafter     annual rent for such
                                                   during the lease term     lease year

Golden Corral           15 years; four five-year   10.75% of Total Cost      for each lease year,    during the first
Lufkin, TX              renewal options            (1)                       5% of the amount by     through seventh
Restaurant to be                                                             which annual gross      lease years and the
constructed                                                                  sales exceed a to be    tenth through
                                                                             determined breakpoint   fifteenth lease
                                                                                                     years only

FOOTNOTES:

(1) The "Total Cost" is equal to the sum of (i) the purchase price of the property, (ii) closing costs, and (iii) actual development costs incurred under the development agreement.

(2) The lease relating to this property is a land lease only. The Company anticipates entering into a master mortgage note receivable collateralized by the Bowling Green and Toledo, Ohio building improvements.

(3) The Company anticipates entering into a master lease agreement for the Bowling Green and Toledo, Ohio properties.

(4) If the lessee exercises one or both of its renewal options, minimum annual rent will increase by 12% after the expiration of the original lease term and after five years thereafter during any subsequent lease term.





      The following table sets forth the location of the one Property, which is building only, acquired by the Company, from October 4, 1996 through November 5, 1996, a description of the competition, and a summary of the principal terms of the acquisition and lease of the Property.



                                            PROPERTY ACQUISITIONS
                                From October 4, 1996 through November 5, 1996
                                                       Lease Expira-
Property Location and       Purchase        Date          tion and           Minimum                             Option
Competition                 Price (1)    Acquired    Renewal Options     Annual Rent (2)    Percentage Rent   To Purchase
---------------------     ------------   --------    ---------------     ---------------    ---------------   -----------
Wendy's                   (3)            10/16/96    10/2011; three    13.39% of Total      for each lease    upon the
(the "San Diego                          (3)         five-year         Cost (4); increases  year, (i) 6% of   expiration
Property")                                           renewal options   by 8% after the      annual gross      of the
Restaurant to be                                                       fifth lease year     sales times the   initial term
constructed                                                            and after every      Building Overage  of the lease
                                                                       five years           Multiplier (6)    and during
The San Diego Property                                                 thereafter during    minus (ii) the    any renewal
is located at the                                                      the lease term       minimum annual    period
northeast corner of Gill                                                                    rent for such     thereafter
Village Way and Rio San                                                                     lease year        (5)
Diego Drive, San Diego,
San Diego County,
California, in an area
of mixed retail,
commercial, and
residential development.
Other fast-food and
family-style restaurants
located in proximity to
the San Diego Property
include a Burger King, a
Jack in the Box, and a
McDonald's.


FOOTNOTES:

(1) The estimated federal income tax basis of the depreciable portion (the building portion) of the San Diego Property once the building is constructed, is set forth below:

      Property             Federal Tax Basis
      --------             -----------------

      San Diego Property   $641,000

(2) Minimum annual rent for the San Diego Property will become due and payable on the earlier of (i) the date the certificate of occupancy for the restaurant is issued, (ii) the date the restaurant opens for business to the public, (iii) 120 days after execution of the lease or
      (iv) the date the tenant receives from the landlord its final funding of the construction costs. During the period commencing with the effective date of the lease to the date minimum annual rent becomes payable for the San Diego Property, as described above, the tenant shall pay monthly "interim rent" equal to 10.25% per annum of the amount funded by the Company in connection with the purchase and construction of the Property.

(3) The Company accepted an assignment of an interest in the ground lease relating to the San Diego Property effective October 16, 1996, in consideration of its funding of certain preliminary development costs and its agreement to fund remaining development costs not in excess of the amount specified below. The development agreement for the San Diego Property which is to be constructed, provides that construction must be completed no later than the date set forth below. The maximum cost to the Company, (including the purchase price of the land (if applicable), development costs (if applicable), and closing and acquisition costs) is not expected to, but may, exceed the amount set forth below:

                                                        Estimated Final
      Property               Estimated Maximum Cost     Completion Date
      --------               ----------------------     ---------------

      San Diego Property          $ 638,966             February 13, 1997

(4) The "Total Cost" is equal to the sum of (i) the purchase price of the Property, (ii) closing costs, and (iii) actual development costs incurred under the development agreement.

(5) In the event that the aggregate amount of percentage rent paid by the lessee to the Company over the term of the lease shall equal or exceed 15% of the purchase price paid by the Company, then the option purchase price shall equal one dollar. In the event that the aggregate percentage rent paid shall be less than 15% of the purchase price paid by the Company, then the option purchase price shall equal the difference of 15% of the purchase price, less the aggregate percentage rent paid to the landlord by the lessee under the lease.

(6)   The "Building Overage Multiplier" is calculated as follows:

            Building Overage Multiplier = (purchase price of the building)/(purchase price of the building + $685,714)



                   PRO FORMA ESTIMATE OF TAXABLE INCOME BEFORE DIVIDENDS PAID DEDUCTION OF
                                     CNL AMERICAN PROPERTIES FUND, INC.
                  GENERATED FROM THE OPERATIONS OF PROPERTIES ACQUIRED FROM OCTOBER 4, 1996
                                          THROUGH NOVEMBER 5, 1996
                                      FOR A 12-MONTH PERIOD (UNAUDITED)


      The following schedule represents pro forma unaudited estimates of taxable income before dividends paid deduction of each Property acquired by the Company from October 4, 1996 through November 5, 1996, for the 12-month period commencing on the date of the inception of the respective lease on such Property.  The schedule should be read in light of the accompanying footnotes.

      These estimates do not purport to present actual or expected operations of the Company for any period in the future.  These estimates were prepared on the basis described in the accompanying notes which should be read in conjunction herewith.  No single lessee or group of affiliated lessees lease Properties or has borrowed funds from the Company with an aggregate purchase price in excess of 20% of the expected total net offering proceeds of the Company.


                                       Wendy's
                                  San Diego, CA (5)
                                  -----------------
Pro Forma Estimate of Taxable
  Income Before Dividends Paid
  Deduction:

Base Rent (1)                          $ 82,267

Asset Management Fees (2)                (3,649)

General and Administrative
  Expenses (3)                           (5,101)
                                       --------

Estimated Cash Available from
  Operations                             73,517

Depreciation and Amortization
  Expense (4)                           (16,430)
                                       --------

Pro Forma Estimate of Taxable
  Income Before Dividends Paid
  Deduction of the Company             $ 57,087
                                       ========


                                                See Footnotes


FOOTNOTES:

(1) Base rent does not include percentage rents which become due if specified levels of gross receipts are achieved.

(2) The Property will be managed pursuant to an advisory agreement between the Company and CNL Fund Advisors, Inc. (the "Advisor"), pursuant to which the Advisor will receive monthly asset management fees in an amount equal to one-twelfth of .60% of the Company's Real Estate Asset Value as of the end of the preceding month as defined in such agreement. See "Management Compensation."

(3) Estimated at 6.2% of gross rental income based on the previous experience of Affiliates of the Advisor with 17 public limited partnerships which own properties similar to those owned by the Company. Amount does not include soliciting dealer servicing fee due to the fact that such fee will not be incurred until December 31 of the year following the year in which the offering terminates.

(4) The estimated federal tax basis of the depreciable portion (the building portion) of the Property has been depreciated on the straight-line method over 39 years.

(5) The development agreement for the Property which is to be constructed, provides that construction must be completed no later than the date set forth below:

      Property                      Estimated Final Completion Date
      --------                      -------------------------------

      San Diego Property            February 13, 1997